

June 28, 2024

Blaise A. Coleman
Chief Executive Officer
Endo, Inc.
1400 Atwater Drive
Malvern, PA 19355

> **Re: Endo, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted June 14, 2024**
> **CIK No. 0002008861**

Dear Blaise A. Coleman:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management
Our Executive Officers and Board of Directors, page 142

1. For each director listed in this section, please describe the qualifications, attributes or skills that led to the conclusion that they should serve as a director. Refer to Item 401 of Regulation S-K for guidance.

Sale Price History of our Common Stock, page 179

2. We note your response to prior comment 25 and revised disclosure. Please further revise to briefly describe how the reference price for the opening public trading price of your shares of common stock on the NYSE would be determined.

General

3.   We note your response to prior comment 26 including your statement acknowledging your undertaking pursuant to Item 512(a)(1)(iii) of Regulation S-K to file a post-effective amendment to this registration statement upon a material change in the plan of distribution. Please also confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.

      Please contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Michael J. Zeidel, Esq.